 

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

ITC Limited



08000877

18th February, 2008

The Manager	The Dy. General Manager	The Secretary
Listing Department	Corporate Relationship Dept.	The Calcutta Stock
National Stock Exchange	Bombay Stock Exchange Ltd.	Exchange Association Ltd.
of India Ltd.	1st floor, New Trading Ring	7, Lyons Range
Exchange Plaza	Rotunda Building, P. J. Towers	Kolkata·700 001
Plot No. C-1, G Block	Dalal Street, Fort	
Bandra-Kurla Complex	Mumbai 400 001	
Bandra (East)		
Mumbai 400 051		

SUPPL

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 18th February, 2008 has issued and allotted 6,43,090 Ordinary Shares of Re.1/- each, upon exercise of 64,309 Options by Optionees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 18th February, 2008, the Issued and Subscribed Share Capital of the Company stands increased to Rs.376,72,79,690/- divided into 376,72,79,690 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

PROCESSED

FEB 2 6 2008

THOMSON FINANCIAL

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cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

END